ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

September 30, 2010

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	September 30,	December 31,
	2010	2009

ASSETS

Current
Cash and cash equivalents	$26,254,869	$40,360,436
Receivables	216,091	164,255
Receivables - Ivanhoe Mines	-	699,293
Prepaid expenses	712,032	811,431

Total current assets	27,182,992	42,035,415

Investments (Note 5)	3,894,561	2,166,597
Equipment (Note 6)	761,632	770,562
Mineral property interests (Note 7)	51,423,307	292,608
Other assets	150,725	69,568
Equity investment - joint venture (Notes 5 and 7)	-	94,154
Deferred Costs (Note 4)	-	375,216

Total assets	$83,413,217	$45,804,120

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,878,188	$1,160,912

Loans payable to Ivanhoe Mines (Note 8)	1,215,607	676,083
Future income tax liabilities (Note 4)	15,747,062	-

Total liabilities	18,840,857	1,836,995

Commitments (Note 13)
Stockholders' equity

Common stock, no par value, unlimited number authorized, (Note 9)	148,244,684	116,599,651
113,722,418 (December 31, 2009 - 97,059,346) issued and outstanding
Additional paid-in capital	14,977,369	15,905,963
Accumulated other comprehensive income:
Unrealized gain on available for sale securities	1,233,845	563,481
Foreign currency cumulative translation adjustment	864,201	(480,928)
Accumulated deficit during the exploration stage	(100,747,739)	(88,621,042)

Total stockholders' equity	64,572,360	43,967,125

Total liabilities and stockholders' equity	$83,413,217	$45,804,120

Nature of operations (Note 2)
Subsequent Events (Note 14)
The accompanying notes are an integral part of these consolidated financial statements.

	ENTRÉE GOLD INC.
	(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
	(Expressed in United States dollars)

		Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Inception (July 19,1995) to September 30, 2010

	EXPENSES
	Exploration (Note 7)	$4,496,968	$2,722,656	$8,116,644	$7,579,107	$62,966,230
	General and administration	1,891,048	837,746	3,814,222	3,572,590	38,188,691
	Foreign exchange (gain) loss	(175,994)	10,163	(307,030)	64,268	(125,806)
	Depreciation	14,660	40,410	93,423	115,948	970,529
	Write-down of equipment	-	-	4,588	-	128,404
	Loss from operations	(6,226,682)	(3,610,975)	(11,721,847)	(11,331,913)	(102,128,048)
	Interest income	80,251	33,142	192,477	334,983	4,846,270
	Loss from equity investee (Note 5)	(401,539)	(43,094)	(597,326)	(65,548)	(1,133,430)
	Fair value adjustment of asset
	backed commercial paper (Note 5)	-	-	-	-	(2,332,531)
Net	loss	$(6,547,970)	$(3,620,927)	$(12,126,696)	$(11,062,478)	$(100,747,739)

	Comprehensive income (loss):
	Net loss	$(6,547,970)	$(3,620,927)	$(12,126,696)	$(11,062,478)	$(100,747,739)
	Unrealized gain on available
	for sale securities (Note 5)	486,648	133,638	670,364	825,180	1,233,845
	Foreign currency translation adjustment	1,967,834	3,590,242	1,345,129	5,898,534	864,201
	Comprehensive income (loss)	$(4,093,488)	$102,953	$(10,111,203)	$(4,688,403)	$(98,649,693)

	Basic and diluted loss per share	$(0.06)	$(0.04)	$(0.12)	$(0.12)
	Weighted average number of shares outstanding	113,581,788	94,800,898	103,045,601	94,665,330

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
Balance, December 31, 2009	97,059,346	$116,599,651	$15,905,963	$82,553	$(88,621,042)	$43,967,125
Shares issued:
Exercise of stock options	392,968	934,208	(324,232)	-	-	609,976
Mineral property interests	30,000	82,391	-	-	-	82,391
Foreign currency translation adjustment	-	-	-	1,277,025	-	1,277,025
Unrealized gain on available for sale securities	-	-	-	121,338	-	121,338
Net loss	-	-	-	-	(2,156,164)	(2,156,164)
Balance, March 31, 2010	97,482,314	$117,616,250	$15,581,731	$1,480,916	$(90,777,206)	$43,901,691
Shares issued:
Exercise of stock options	925,303	1,773,730	(861,024)	-	-	912,706
Mineral property interests	-	-	-	-	-	-
Acquistion of PacMag	15,020,801	28,325,101	-	-	-	28,325,101
Share issue costs	-	(147,228)	-	-	-	(147,228)
Foreign currency translation adjustment	-	-	-	(1,899,730)	-	(1,899,730)
Unrealized gain on available for sale securities	-	-	-	62,378	-	62,378
Net loss	-	-	-	-	(3,422,563)	(3,422,563)
Balance, June 30, 2010	113,428,418	$147,567,853	$14,720,707	$(356,436)	$(94,199,769)	$67,732,355
Shares issued:
Exercise of stock options	214,000	445,968	(174,130)	-	-	271,838
Mineral property interests	80,000	185,863	-	-	-	185,863
Stock-based compensation	-	-	430,792	-	-	430,792
Acquistion of PacMag	-	-	-	-	-	-
Share issue costs	-	45,000	-	-	-	45,000
Foreign currency translation adjustment	-	-	-	1,967,834	-	1,967,834
Unrealized gain on available for sale securities	-	-	-	486,648	-	486,648
Net loss	-	-	-	-	(6,547,970)	(6,547,970)
Balance, September 30, 2010	113,722,418	$148,244,684	$14,977,369	$2,098,046	$(100,747,739)	$64,572,360

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Inception (July 19, 1995) to September 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,547,970)	$(3,620,927)	$(12,126,696)	$(11,062,478)	$(100,747,738)
Items not affecting cash:
Depreciation	14,660	40,410	93,423	115,948	970,528
Stock-based compensation	430,792	-	430,792	1,326,834	18,087,668
Fair value adjustment of asset backed	-	-	-	-	-
commercial paper	-	-	-	-	2,332,531
Write-down of equipment	-	-	4,588	-	128,404
Escrow shares compensation	-	-	-	-	2,001,832
Mineral property interest paid in
stock and warrants	-	-	-	22,515	4,052,698
Loss from equity investee	401,538	43,094	597,326	65,548	1,133,429
Other items not affecting cash	16,509	-	21,200	-	93,377
Changes in assets and liabilities:
Receivables	73,391	41,250	5,913	485,842	(153,484)
Receivables - Ivanhoe Mines	702,028	(14,881)	702,028	(45,101)	60,234
Prepaid expenses	(233,496)	(14,335)	109,681	(116,343)	(629,738)
Accounts payable and accrued liabilities	761,687	(125,458)	850,649	(430,809)	1,712,174
Net cash used in operating activities	(4,380,861)	(3,650,847)	(9,311,096)	(9,638,044)	(70,958,085)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	271,838	500,631	1,794,520	549,897	113,786,254
Share issue costs	-	-	(147,228)	-	(3,693,148)
Loan payable to Ivanhoe Mines	-	45,113	-	77,770	376,230
Net cash provided by financing activities	271,838	545,744	1,647,292	627,667	110,469,336

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on acquisition of PacMag	-	-	959,437	-	959,437
Mineral property interest	(18,366)	-	(72,873)	-	(111,092)
Mineral Property Interest -Bond Payments	35	-	(79,047)	-	(148,615)
Joint venture - Ivanhoe Mines	-	(43,094)	-	(65,548)	(366,595)
Purchase of asset backed	-				-
commercial paper	-	-	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	(560,476)	-	(7,388,397)	-	(7,456,495)
Acquisition of equipment	(13,053)	(63,475)	(76,011)	(98,379)	(1,760,096)
Net cash used in investing activities	(591,860)	(106,569)	(6,656,891)	(163,927)	(12,923,578)

Effect of foreign currency translation on cash and
cash equivalents	791,757	3,409,668	215,128	5,632,965	(332,804)
Change in cash and cash equivalents
during the period	(3,909,126)	197,996	(14,105,567)	(3,541,339)	26,254,869
Cash and cash equivalents, beginning of period	30,163,995	41,473,480	40,360,436	45,212,815	-

Cash and cash equivalents, end of period	$26,254,869	$41,671,476	$26,254,869	$41,671,476	$26,254,869

Cash paid for interest during the period	$-	$-	$-	$-	$-

Cash paid for income taxes during the period	$-	$-	$-	$-	$-

Supplemental disclosure with respect to cash flows (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

1.            BASIS OF PRESENTATION

The interim period financial statements have been prepared by Entrée Gold Inc. (the “Company” or “Entrée”) in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2009. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010.

2.            NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company’s principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars (“A$”).

3.            SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2009.

The following recent accounting pronouncements are relevant to the Company’s financial reporting.

In April 2010, the FASB issued ASU 2010-13, Compensation – Stock Compensation (Topic 718), amending ASC 718. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which the entity’s equity securities trade should not be classified as a liability if it otherwise qualifies as equity.  ASU 2010-13 also improves GAAP by improving consistency in financial reporting by eliminating diversity in practice.  ASU 2010-13 is effective for interim and annual reporting periods beginning after December 15, 2010.  The Company is currently evaluating the impact of ASU 2010-13, but does not expect its adoption to have a material impact on the Company’s financial reporting and disclosures.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), amending ASC 855. ASU 2010-09 removes the requirement for an SEC filer to disclose a date relating to its subsequent events in both issued and revised financial statements.  ASU 2010-09 also eliminates potential conflicts with the SEC’s literature.  Most of ASU 2010-09 is effective upon issuance of the update. The Company adopted ASU 2010-09 in February 2010, and its adoption did not have a material impact on the Company’s financial reporting and disclosures.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted ASU 2010-06 during the March 2010 quarter, and its adoption did not have a material impact on the Company’s financial position or results of operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

4.            ACQUISITIONS

The Company acquired all of the outstanding shares of PacMag Metals Limited (now PacMag Metals Pty Ltd) (“PacMag”) on June 30, 2010, pursuant to a Scheme Implementation Deed dated November 28, 2009 and amended by a Deed of Variation dated April 12, 2010 (the “Scheme Deed”), with PacMag, by way of schemes of arrangement (the “Schemes”) under the laws of Australia (the “Transaction”). All outstanding options to purchase PacMag shares were cancelled pursuant to the Schemes. Consideration for the PacMag shares acquired was common shares of Entree Gold (“Entree Shares”), with the number issued based on a share exchange ratio of 0.1018 Entree Shares for each PacMag share and C$0.0415 cash for each PacMag share. Consideration for cancellation of PacMag options was Entree Shares, with the number issued calculated with reference to the share exchange ratio, the exercise price and time value for such PacMag options and whether the PacMag options were “in the money” or not. The Company issued an aggregate of 15,020,801 Entrée Shares to former shareholders and option holders of PacMag.

The acquisition has been accounted for as an acquisition of the net assets of PacMag, rather than a business combination, as the net assets acquired did not represent a separate business transaction. For accounting purposes, Entree acquired control of PacMag on June 30, 2010 and these consolidated financial statements include the results of PacMag from June 30, 2010. As consideration, the Company issued 15,020,801 common shares valued at $28,325,101, paid $6,160,391 and incurred transaction costs of $1,282,789 for a total consideration of $35,768,281

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Cash	$959,437
Receivables	52,266
Investments	895,273
Mineral property interests	49,280,499
Equipment	1,488
Accounts payables and accrued liabilities	(130,916)
Future income tax liability	(15,289,766)
$35,768,281

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. Entree will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price in 2010. Although the results of this review are presently unknown, it is anticipated that it may result in a change to the value attributable to tangible assets and future income tax liabilities.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

5.            INVESTMENTS

Asset Backed Commercial Paper

The Company owns Asset Backed Notes (“AB Notes”) with a face value of C$4,007,068 (December 31, 2009 – C$4,013,365). The Company has designated the notes as “available for sale” and the notes are recorded at fair value.

During the fiscal quarter, the fair market value of the AB Notes was positively impacted by two factors: credit market conditions, and the passage of time.

Credit markets resumed their tightening trend in the third quarter of 2010, which was a significant influence on the increase in Fair Market Price of the AB Notes during Q3.

Secondly, the simple passage of time has a positive effect on fair market price.  As with all debt instruments, if they do not default the value of these AB Notes will approach par as the maturity date approaches.  The reduction in the time-to-maturity is a factor that increases the Fair Market Value of the AB Notes this period.

The impact of these positive factors was an increase in fair market value in the period.  As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be C$2,623,998 as at September 30, 2010 (December 31, 2009 – C$2,267,560).  Accordingly, the Company has recorded an unrealized gain of $341,936 in other comprehensive income (September 30, 2009 – $475,541) for the nine months ended September 30, 2010.

The table below summarizes the Company’s valuation.

Restructuring categories	C$ thousands
MAV 2 Notes	Face value	September 30/2010 C$ Fair value estimate*	Dec 31/2009 C$ Fair value estimate	Expected maturity date
A1 (rated A)	1,960,231	1,537,392	1,388,866	12/20/2016
A2 (rated BBB)	1,630,461	1,000,732	826,653	12/20/2016
B	295,974	84,670	50,836	12/20/2016
C	120,402	1,204	1,205	12/20/2016
Total original investment	4,007,068	2,623,998	2,267,560

* - the range of fair values estimated by the Company varied between C$2.2 million and C$2.7 million
   - the total United States dollars fair value of the investment at September 30, 2010 is $2,548,070 (Dec 31, 2009 - $2,166,597).

We believe we have utilized an appropriate methodology to estimate fair value. However, there can be no assurance that management’s estimate of potential recovery as at September 30, 2010 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines Ltd. (Note 7). At September 30, 2010, the Company’s investment in the joint venture was $Nil (December 31, 2009 - $94,154). The Company’s share of the loss of the joint venture is $597,326 for the nine months ended September 30, 2010 (September 30, 2009 - $65,548).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

5.            INVESTMENTS (cont'd...)

Australia Listed Equity Securities

At September 30, 2010, the Company held the following Australia listed securities:

        Shares                              FMV
Peninsula Minerals Limited                           34,650,000                            $1,336,367
Zinc Co. Limited                                                   300,000                                   10,124
                         $1,346,491

6.            EQUIPMENT

		September 30, 2010			December 31, 2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$125,459	$71,323	$54,136	$126,873	$68,095	$58,778
Computer equipment	568,570	314,880	253,690	533,022	265,491	267,531
Field equipment	518,690	238,425	280,265	472,495	210,987	261,508
Buildings	428,875	255,334	173,541	416,734	233,989	182,745
	$1,641,594	$879,962	$761,632	$1,549,124	$778,562	$770,562

7.            MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

7.            MINERAL PROPERTY INTERESTS (cont’d...)

Acquisition costs capitalized are summarized as follows:

	September 30, 2010	December 31, 2009

USA
Empirical	$272,945	$84,511
Bisbee	84,897	-
Blackjack	46,931	45,546
Roulette	219,017	162,551
Ann Mason	46,384,183	-
Blue Hills	2,997,890	-
Sentinel	305,800	-
Meadow Valley	21,335	-
Rainbow Canyon	28,446	-
Shamrock	100,000	-
Total USA	50,461,444	292,608

AUSTRALIA
Corktree	376,269	-
Mystique	409,398	-
Blue Rose JV	176,196	-
Total USA	961,863	-

Total all locations	$51,423,307	$292,608

MONGOLIA

Lookout Hill

The Company’s Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences (Shivee Tolgoi and Javhlant) granted by the Mineral Resources Authority of Mongolia and held through the Company’s wholly-owned subsidiary Entrée LLC.  The Shivee Tolgoi mining licence was issued for a 30 year term in October 2009 and has right of renewal for a further two 20 year terms.  The Javhlant mining license was also issued for a 30 year term in October 2009 and has right of renewal for a further two 20 year terms.

The Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd. This agreement was subsequently assigned to Oyu Tolgoi LLC, which is owned as to 66% by Ivanhoe Mines Ltd. and as to 34% by the Government of Mongolia (Oyu Tolgoi LLC and Ivanhoe Mines Ltd. are collectively, “Ivanhoe Mines”). The Earn-In Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in a mineral exploration and, if warranted, development and mining project on a portion of the Lookout Hill property (the “Joint Venture Property”).  As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Joint Venture Property and in accordance with the Earn-In Agreement, the Company and Ivanhoe Mines formed a joint venture (the “Entrée-Ivanhoe Joint Venture”) on terms annexed to the Earn-In Agreement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

7.            MINERAL PROPERTY INTERESTS (cont’d...)

MONGOLIA (cont'd...)

Lookout Hill (cont'd...)

The beneficial ownership of the Shivee Tolgoi and Javhlant mining licences is divided between Entrée and the Entrée-Ivanhoe Joint Venture as follows:

•
The Entrée-Ivanhoe Joint Venture beneficially holds 39,864 hectares consisting of the eastern portion of Shivee Tolgoi and all of Javhlant mining licences.  The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds Oyu Tolgoi LLC’s Oyu Tolgoi project.  The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.  The Company owns a 20 or 30% interest in the Joint Venture Property.

•
The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property (“Shivee West”) covers an area of 35,242 hectares. Shivee West is 100% owned by Entrée and is subject to a first right of refusal by Oyu Tolgoi LLC.

The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing is approximately $1,100,000.  Approximately $600,000 of this amount would be recoverable from the Entrée-Ivanhoe Joint Venture.

As of September 30, 2010, the Entrée-Ivanhoe Joint Venture had expended approximately $6.3 million (September 30, 2009 - $2.1 million) in mineral property interests to advance the project. Under the terms of the Earn-in Agreement, Ivanhoe Mines advanced to the Company the required cash participation amount charging interest at prime plus 2% (Note 8).

Togoot

The Company holds 100% interest in a third mining licence (Togoot) granted by the Mineral Resources Authority of Mongolia on June 24, 2010.  The Company’s other wholly-owned Mongolian subsidiary, Entree Resources LLC, is the registered owner of the Togoot mining licence, which has a 30 year term and the right of renewal for a further two 20 year terms.  The annual fee for maintaining the Togoot licence is $70,154.

UNITED STATES OF AMERICA

Ann Mason

The Ann Mason property is Entrée’s most advanced project outside of Mongolia.  Entrée has a 100% interest in the Ann Mason property indirectly through its wholly-owned subsidiary PacMag, which it acquired in June 2010, and through PacMag’s wholly-owned subsidiary, MIM (USA) Inc.

The Ann Mason property is located seven kilometres west of the town of Yerington in central west Nevada and hosts the Ann Mason copper molybdenum porphyry deposit and the Blue Hills copper oxide target.  The property is defined by the mineral rights to 241 unpatented lode claims and covers a total area of approximately 1,837 hectares, on public land administered by the Bureau of Land Management.

Blackjack

In July 2009, the Company entered into an agreement with Honey Badger Exploration Inc. (“Honey Badger”) whereby the Company may acquire up to an 80% interest in a portion of the Yerington West project, known as the Blackjack property.  On August 26, 2010, the Company exercised its first option to acquire 51% after incurring minimum expenditures of $900,000 in the first year of exploration and issuing 37,500 shares and reimbursing Honey Badger for up to $206,250 of expenditures previously incurred on the property.  The Company may increase its interest by a further 29% (to 80% in total) by making payments of $375,000 and issuing 375,000 shares by August 21, 2012.  The Company has committed to carry Honey Badger through the completion of 10,000 metres of drilling, including drilling done within the first year.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

7.            MINERAL PROPERTY INTERESTS (cont’d...)

UNITED STATES OF AMERICA (cont'd...)

Roulette

In September 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. (“Bronco Creek”) to acquire an 80% interest in the Roulette property, which adjoins and is directly south of the Blackjack property currently under option with Honey Badger. Under the terms of the agreement, the Company may acquire an 80% interest in the Roulette property by incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 shares within three years.  The minimum expenditure required in Year 1 is $300,000, along with cash payments totalling $90,000 and issuance of 72,500 shares. Per the terms of the agreement, the Company issued 50,000 shares in November 2009, made payments totalling $90,000, and completed the minimum exploration expenditures.

Empirical

In July 2007, the Company entered into an agreement with Empirical Discovery, LLC (“Empirical”) to explore for and develop certain mineral targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 300,000 shares within 5 years of Toronto Stock Exchange (“TSX”) acceptance of the agreement (August 9, 2007).  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR (net smelter returns) royalty, half of which may be purchased for $2 million. Per the terms of the agreement, the Company issued 15,000 shares in August 2007, 20,000 shares in August 2008, 35,000 shares in August 2009 and 80,000 shares in August 2010.

Lordsburg

The Lordsburg project is one of the targets advanced under the 2007 Empirical agreement. The Company determined that based on favourable preliminary results this project warrants significant exploration.

Bisbee

In January 2008, the Company entered into a second agreement with Empirical whereby the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million. Upon entering this agreement, the Company issued 10,000 shares to Empirical as per the terms of the agreement. Under the terms of the agreement, a further 20,000 shares were issued to Empirical in February 2009 and another 30,000 shares in February 2010.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)
7.            MINERAL PROPERTY INTERESTS (cont’d...)
UNITED STATES OF AMERICA (cont’d...)

Shamrock

The Shamrock project was acquired on June 30, 2010 through the acquisition of PacMag.  The Shamrock project is a skarn exploration target located in the Yerington copper porphyry district in western Nevada, USA. PacMag had an agreement in place with the Palosky Family Trust to explore for and develop the mineral claims with the option to purchase for $250,000 on September 12, 2010. In August 2010, the Company amended the agreement with the Palosky Family Trust to require a $100,000 option payment on September 12, 2010 and subsequent payments of $100,000 on the Sept 12th anniversary date for the following two years. The Company made the initial $100,000 option payment on September 12, 2010.

Sentinel

The Sentinel project is a uranium exploration project in southwest North Dakota, USA. The property includes a lease agreement with the Evangelical Lutheran Church in America. The lease agreement requires payments totally approximately $180,000 over the next 6 years with the next payment due in July 2011 and the greater of $225,000 or 4% Royalty on gross proceeds by July 18, 2017 and thereafter in years 2018 through 2027.

Meadow Valley

Meadow Valley consists of 44 unpatented mining claims staked by Gold (USA) Invest which is a wholly owned sub of the Company and a lease agreement with Minquest Inc on a total of six (6) adjoining claims. The lease agreement grants an exclusive option to the Company to acquire all of the interest in the property, subject to a 3% NSR royalty, by paying $190,000 over 6 years commencing August, 2010 and incurring $350,000 in exploration expenditures. The Meadow Valley project is an early stage exploration project within the Laramide Copper province in Arizona, USA.

Rainbow Canyon

The Rainbow Canyon project is owned 100% by the Company and was acquired on June 30, 2010 through the acquisition of PacMag. The Rainbow Canyon project is an early stage epithermal gold project in Nevada, USA.

AUSTRALIA

Blue Rose

The Blue Rose project is a joint venture owned 51% by the Company and 49% by Giralia Resources NL (“Giralia”).  The Company’s interest in the Blue Rose project was acquired on June 30, 2010 through the acquisition of PacMag.  The Blue Rose project is a copper gold molybdenum project in South Australia. The manager, PacMag, and Giralia are currently funding exploration activities.

In September 2010, the Company announced that the Blue Rose joint venture had entered into an agreement with Bonython Metals Group Pty. Ltd. (“BMG”), a private Australian resource company. BMG has agreed to purchase 100% of the iron ore rights on the joint venture’s Blue Rose exploration property EL3848 in exchange for 6% of BMG’s future issued capital.  Should BMG convert to a public company by September 25, 2012, BMG will exchange the joint venture’s shares in the private company for 6% of the initial public offering on the day of listing.  Should BMG fail to publicly list its shares by that date, it shall, by way of a selective share buy-back, acquire the joint venture’s private shares for A$25 million.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

7.             MINERAL PROPERTY INTERESTS (cont’d…)

AUSTRALIA (cont’d…)

Blue Rose (cont'd...)

Under a recently executed Mineral Development Agreement (“MDA”), Wasco Mining Pty Ltd (“Wasco”) will acquire 100% of a portion of the Blue Rose deposit and the rights to mine and process all mineralisation extracted.  The MDA includes a staged refund (subject to standard industry terms and conditions) of historical exploration costs to the Blue Rose joint venture by Wasco totaling A$1.95 million and a 1.5% gross revenue royalty payable to the Blue Rose joint venture partners on the production of metals mined from the deposit.

Northling

The Northling project is owned 100% by the Company and was acquired on June 30, 2010 through the acquisition of PacMag. Dominion Mining Limited may earn 70% of the project by expending $750,000 over 5 years.

Mystique

The Mystique project is owned 100% by the Company and was acquired on June 30, 2010 through the acquisition of PacMag.  Blackfire Gold Pty Ltd. may earn 60% of the project by expending $1 million over 3 years and 75% by expending $2.5 million over 5 years.

Corktree

The Corktree project is an early stage copper project in Western Australia. Pursuant to a farm-in agreement with Giralia Resources NL, the Company has the right to earn a 75% interest in the Corktree project by expending $500,000 in exploration over 5 years.  The Corktree farm-in rights were acquired on June 30, 2010 through the acquisition of PacMag.

CHINA

Huaixi

In November 2007, the Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences in Pingyang County, Zhejiang Province, People’s Republic of China.  The Company has agreed to spend $3 million to fund exploration activities on the licences over a four year period in order to earn a 78% interest while the Zhejiang No. 11 Geological Brigade would then hold a 22% interest.

CANADA

Crystal

In September 2009, the Company reached an agreement with Taiga Consultants Ltd. to acquire the Crystal property. The Company may acquire a 100% interest, subject to a 1% NSR royalty, in the Crystal roperty after completing C$500,000 in exploration expenditures and issuing 100,000 shares. One half of the NSR can be purchased by the Company for C$500,000 (Note 14).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

7.             MINERAL PROPERTY INTERESTS (cont’d…)

PERU

Lukkacha

In September 2010, the Company announced that it had entered into a conditional agreement with a private Peruvian company whereby Entrée, through its wholly-owned Peruvian subsidiary,  Exploraciones Apolo Resources S.A.C. (“Apolo”), may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Apolo obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, Apolo may earn a 70% interest by making cash payments totalling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months.  Once Apolo has vested a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR, half of which may be purchased at any time for $1 million.

Exploration costs expensed are summarized as follows:

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009

MONGOLIA
Lookout Hill	$2,818,389	1,625,877	4,905,985	$4,749,151
Total Mongolia	2,818,389	1,625,877	4,905,985	4,749,151

CHINA
Huaixi	141,770	127,418	413,639	562,352
Total China	141,770	127,418	413,639	562,352

USA
Lordsburg	22,770	373,808	48,523	1,327,267
Empirical	26,088	249,277	120,647	353,792
Bisbee	29,633	35,259	166,069	118,061
Blackjack	439,748	189,622	976,003	189,622
Roulette	393,945	24,454	548,352	24,454
Ann Mason	107,886	-	107,886	-
Blue Hill	415,205	-	415,205	-
Total USA	1,435,275	872,420	2,382,685	2,013,196

OTHER	101,534	96,941	414,335	254,408
Total other	101,534	96,941	414,335	254,408

Total all locations	$4,496,968	$2,722,656	$8,116,644	$7,579,107

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

8.            LOANS PAYABLE

Under the terms of the Earn-In Agreement (Note 7), Ivanhoe Mines will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to Ivanhoe Mines’ actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the joint venture. In the absence of available cash flow, the loans will not be repayable. The loans are unsecured and the Company will use the proceeds of the loans only to meet its obligations under the joint venture. The loans are not expected to be repaid within one year.

9.            COMMON STOCK

Share issuances

In February 2010, the Company issued 30,000 shares at a fair value of $82,391 to Empirical pursuant to the January 2008 mineral property option agreement (Note 7).

In August 2010, the Company issued 80,000 shares at a fair value of $185,863 to Empirical pursuant to the June 2007 mineral property option agreement (Note 7).

In June 2010, the Company issued 15,020,801 shares at a fair value of $28,325,101 pursuant to the acquisition of PacMag (Note 4) and incurred $147,228 of share issue costs.

During the nine months ended September 30, 2010, the Company issued 1,532,271 common shares for cash proceeds of $1,794,520 on the exercise of stock options. The fair value recorded when the options were granted of $1,359,386 has been transferred from additional paid–in capital to common stock on the exercise of the options. Included in the issued shares were 376,571 common shares issued pursuant to the cashless exercise of 1,535,300 options with an exercise price of C$1.75 and 7,500 options with an exercise price of C$2.60, with the remaining 1,166,229 options treated as cancelled.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in June 2010, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company.  Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

9.            COMMON STOCK (cont’d…)

        Stock options (cont'd...)

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (C$)
Balance at December 31, 2008	10,651,800	1.65
Granted	3,622,500	1.97
Exercised	(2,355,948)	1.23
Cancelled	(289,552)	1.15
Expired	(721,000)	1.60
Balance at December 31, 2009	10,907,800	1.86
Exercised	(392,968)	1.58
Balance at March 31, 2010	10,514,832	1.87
Exercised	(925,303)	1.76
Cancelled	(1,166,229)	1.75
Expired	(17,500)	1.71
Balance at June 30, 2010	8,405,800	1.90
Granted	300,000	2.34
Exercised	(214,000)	1.49
Balance at September 30, 2010	8,491,800	1.92

There were 300,000 stock options granted during the nine months ended September 30, 2010. The weighted average fair value per stock option granted during the nine months ended September 30, 2009 was C$01.48.  The number of stock options exercisable at September 30, 2010 was 8,491,800.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

9.            COMMON STOCK (cont’d…)

Stock options (cont'd...)

At September 30, 2010, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

80,000	1.80	94,400	January 23, 2011	80,000	94,400
100,000	2.20	78,000	February 8, 2011	100,000	78,000
10,000	2.34	6,400	March 28, 2011	10,000	6,400
707,300	1.32	1,174,118	July 10, 2011	707,300	1,174,118
50,000	1.77	60,500	January 22, 2012	50,000	60,500
200,000	2.16	164,000	April 5, 2012	200,000	164,000
500,000	2.06	460,000	May 16, 2012	500,000	460,000
467,000	2.30	317,560	May 31, 2012	467,000	317,560
5,000	2.58	2,000	January 9, 2013	5,000	2,000
1,464,500	2.00	1,435,210	April 3, 2013	1,464,500	1,435,210
1,500	1.55	2,145	May 21, 2013	1,500	2,145
125,000	2.02	120,000	July 17, 2013	125,000	120,000
1,126,500	1.55	1,610,895	September 17, 2013	1,126,500	1,610,895
1,545,000	1.32	2,564,700	February 12, 2014	1,545,000	2,564,700
1,810,000	2.60	687,800	December 22, 2014	1,810,000	687,800
300,000	2.34	192,000	September 22, 2015	300,000	192,000
8,491,800		$8,969,728		8,491,800	$8,969,728

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$2.98 per share as of September 30, 2010, which would have been received by the option holders had all options holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of September 30, 2010 was 8,491,800. The total intrinsic value of options exercised during the nine months ended September 30, 2010 was $2,181,687 (September 30, 2009 -$655,420).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

9.            COMMON STOCK (cont'd…)

Stock options (cont'd…)

The following table summarizes information regarding the non-vested stock purchase options outstanding as of September 30, 2010.

	Number of Options	Weight Average Grant-Date Fair Value (C$)
Non-vested options at December 31, 2008	166,667	1.43
Vested	(166,667)	-
Non-vested options at December 31, 2009	-	-
Non-vested options at March 31, 2010	-	-
Non-vested options at June 30, 2010
Non-vested options at September 30, 2010	-	-

Stock-based compensation

300,000 stock options were granted during the nine months ended September 30, 2010. The fair value of stock options granted during the nine months ended September 30, 2009 was $1,250,242 which was fully recognized upon grant.  Stock-based compensation recognized during the nine months ended September 30, 2010 was $430,792 (September 30, 2009 - $1,326,834) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Cumulative to September 30, 2010
Consulting fees	$-	$-	$-	$-	$1,794,562
Legal	-	-	-	-	287,931
Management fees	-	-	-	1,100,902	8,131,956
Mineral property interests	-	-	-	160,271	3,235,267
Office and administration	430,792	-	430,792	21,891	3,584,576
Stockholder communications
and investor relations	-	-	-	43,770	1,053,377
	$430,792	$-	$430,792	$1,326,834	$18,087,669

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

9.            COMMON STOCK (cont'd…)

Stock-based compensation (cont'd…)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Three and Nine Months Ended September 30, 2010	Three and Nine Months Ended September 30, 2009

Risk-free interest rate	1.79%	1.95%
Expected life of options (years)	5.0	5.0
Annualized volatility	76%	81%
Dividend rate	0.00%	0.00%

10.          SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	September 30, 2010	December 31, 2009

Identifiable assets
Canada	$27,117,941	$44,269,665
Mongolia	1,703,516	906,485
USA	51,260,218	583,461
Australia	3,158,758
Peru	93,021
China	79,763	44,509
	$83,413,217	$45,804,120

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

10.          SEGMENT INFORMATION (cont'd…)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009

Loss for the period
Canada	$(1,662,112)	$(1,250,428)	$(3,797,374)	$(3,860,088)
Mongolia	(3,235,438)	(1,395,986)	(5,436,532)	(4,584,752)
USA	(1,488,567)	(854,479)	(2,454,515)	(2,044,949)
China	(141,875)	(120,034)	(418,298)	(572,689)
Australia	(2,982)	-	(2,982)	-
Peru	(16,995)	-	(16,995)	-
	$(6,547,969)	$(3,620,927)	$(12,126,696)	$(11,062,478)

11.          FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, accounts payable and accrued liabilities and loans payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 —Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At September 30, 2010, the Company had Level 1 financial instruments with a fair value of $27,601,360 and one Level 3 financial instrument with a fair value of $2,548,070 (Note 5)

	Level 1	Level 2	Level 3	Total
Cash	$26,254,869	$-	$-	$26,254,869
Investments	1,346,491	-	2,548,070	3,894,561
	$27,601,360	$-	$2,548,070	$30,149,430

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Expressed in United States dollars)

11.          FINANCIAL INSTRUMENTS (cont'd…)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance, December 31, 2009	$2,166,597
Total unrealized gain	341,936
Total foreign exchange gain	39,537
Ending Balance, June 30, 2010	$2,548,070

Effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this statement.

12.          SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the nine months ended September 30, 2010 consisted of the following items:

•
issuance of 110,000 common shares (September 30, 2009 – 92,500) in payment of mineral property acquisitions valued at $268,254 (September 30, 2009 - $164,140) which has been capitalized as mineral property interests.

•	acquisition of the net assets of PacMag for total consideration of $35,762,281.

Cash and cash equivalents consists of cash.

13.          COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

 2010                    $       42,105
 2011                             76,190
     $     118,295

14.          SUBSEQUENT EVENTS

Subsequent to September 30, 2010, the Company issued 50,000 common shares for proceeds of C$84,900 on the exercise of stock options.

On October 4, 2010, the Company issued 20,000 common shares pursuant to a Confidentiality and Finder’s Fee Agreement as a finder’s fee in connection with the Lukkacha property option agreement (Note 7),

On October 21, 2010, the Company issued 22,500 common shares to Bronco Creek and confirmed that it had satisfied all of its Year 1 obligations under their agreement, including incurring $300,000 in expenditures on the Roulette property (Note 7).

On November 2, 2010, the Company announced that it had filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10.  These filings, when made final, will allow the Company to make offerings of common shares, warrants, subscription receipts or any combination of such securities up to an aggregate offering price of C$100,000,000 during the 25-month period that the final short form base shelf prospectus remains effective.

On November 4, 2010, the Company gave notice to Taiga Consultants Ltd. that it wished to terminate its option agreement to acquire the Crystal property (Note 7).